Exhibit 99.1

AGM Group Holdings Inc. Regains Compliance with Nasdaq Listing Requirement

BEIJING, July 24, 2020 /PRNewswire/ -- AGM Group Holdings Inc. ("AGMH" or the "Company") (NASDAQ: AGMH), an application software company providing accounting and ERP software, fintech software, and trading education software and website service, today announced that on July 23, 2020, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market, Inc. ("NASDAQ"), confirming that the Company has regained compliance with Listing Rule 5550(a)(3) (the "Minimum Public Holders Rule" or the "Rule") .

As previously reported on February 5, 2020, the Company received a notification letter from the Listing Qualifications Department of NASDAQ on January 31, 2020 indicating that the Company was not in compliance with the Minimum Public Holders Rule, which requires AGMH to have at least 300 public holders for continued listing on the NASDAQ Capital Market. Based on the Company's submission dated July 21, 2020, the Company has greater than 300 public holders. Accordingly, NASDAQ Staff has determined that the Company complies with the Rule, and this matter is now closed.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an application software company, currently conducting three main business: 1) accounting and ERP software, 2) fintech software, and 3) trading education software and website service. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:
Email: ir@agmprime.com

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692